Exhibit (12)

Statement of Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Distributions

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)

Income from continuing operations	$48,473	32,338	26,017	22,565	18,605
Equity in earnings of unconsolidated investment	(413)	(366)	(356)	(347)	(335)
Income from continuing operations before adjustments	48,060	31,972	25,661	22,218	18,270
Fixed charges (from below)	40,866	40,712	40,560	39,031	39,327
Distributed income of equity investee	425	345	370	330	320
Capitalized interest	(4,942)	(5,064)	(4,660)	(3,771)	(3,613)
Preferred stock distributions	—	—	—	—	—
Earnings	$84,409	67,965	61,931	57,808	54,304

Interest expense	$35,486	35,192	35,371	34,709	35,171
Capitalized interest	4,942	5,064	4,660	3,771	3,613
Amortization of mortgage premiums	18	20	96	126	124
Interest component of rental expense	420	436	433	425	419
Preferred stock distributions	—	—	—	—	—
Combined fixed charges and preferred stock distributions	$40,866	40,712	40,560	39,031	39,327

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS	2.07	1.67	1.53	1.48	1.38